[Flagship Letterhead]

April 16, 2018

Re:	Flagship Credit Corporation Request to Withdraw Registration Statement on Form S-1 File No. 333-203468

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Purnell

Dear Ms. Purnell,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Flagship Credit Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-203468) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal in light of current unfavorable market conditions that make any offering of common shares by the Company inopportune. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on April 17, 2015.

Please do not hesitate to contact John B. Meade at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Michael Ritter Michael Ritter, Chief Executive Officer

cc: John B. Meade (Davis Polk & Wardwell LLP)